Filed by Denbury Resources Inc. (Commission File No. 001-12935) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Penn Virginia Corporation (Commission File No. 001-13283) The following email was distributed on October 29, 2018, by Denbury Resources Inc. to employees of Denbury Resources Inc. Denbury Employees,  Tonight we announced that Denbury will acquire Penn Virginia Corporation. We are extremely excited  about this acquisition and what it means for our future, and I would like to share a few of the details  with you.  Penn Virginia is based in Houston, operating in the Eagle Ford Shale of south Texas. Their production is  mostly oil, and they have about ten years of drilling inventory on their acreage. In the last quarter, Penn  Virginia produced about 22,000 BOE per day, around 75% of that being oil.  The Board and management considered four key strategic objectives in entering into this transaction:  • First, we have been seeking opportunities to add investment diversity. Having the option to invest capital across a more diverse asset base provides greater flexibility, which will prove beneficial over time with volatility in oil prices.  Primary development of Penn Virginia’s Eagle Ford acreage is a perfect example of this diversity, as this development can be economically attractive in a low oil price environment. • Second, we want to enhance our ability to grow production while still delivering free cash flow. I believe the companies that will be most valued by investors will be those able to both grow and generate free cash flow.  This combination with Penn Virginia provides the foundation to accomplish both of those objectives.  Very few companies in our business are able to do the same. • Third, we have the opportunity to be at the forefront of the next frontier for EOR, which is in shale. Several operators are already developing EOR projects in the Eagle Ford, and given our passion for EOR, our technical knowledge, and our experience, we are the obvious and natural leader in shale EOR development. • Fourth, we must continue to improve our financial strength. The combined companies will create a company that will be financially stronger in most ways.  As a result of this combination, we will have a stronger balance sheet, better debt metrics, and will generate more cash flow per share than we would achieve individually. The combined company will have greater size and scale, and when combined with our improving debt metrics should result in a lower cost of capital over time. We expect to complete the transaction in the first quarter of 2019, subject to the approval of Denbury  and Penn Virginia shareholders, certain regulatory approvals and typical closing conditions. Until the  closing of the transaction, Denbury and Penn Virginia will continue to operate as independent  companies.   Materials describing this transaction and what it means for Denbury are available in our press release  and presentation, as well as on our investor call, all of which are available on our website. We will hold a  town hall meeting in Plano to discuss the transaction at 9:00 am (central), which will be webcast to our  field locations. As with any Denbury business, if you receive inquiries from the media regarding the  transaction, please direct the inquiry to John Mayer, Director of Investor Relations.

I am very excited about what this transaction will mean for Denbury and our future. Penn Virginia and  Denbury bring great assets and talents to the combined company, and we have much that we can learn  from each other and many ways in which we can collaborate to make the whole much greater than the  sum of the parts. I look forward to welcoming Penn Virginia’s employees to the Denbury team.  I thank each of you for all that you have done to put us in a position to take this important next step for  the Company, and I look forward to providing more details with you at the town hall and thereafter as  the transaction moves forward.  Sincerely,   Chris

No Offer or Solicitation This communication relates to a proposed business combination transaction (the “Transaction”) between Penn Virginia and the Company. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Additional Information and Where to Find It In connection with the Transaction, the Company will file with the SEC a registration statement on Form S-4, that will include a joint proxy statement of the Company and Penn Virginia and a prospectus of the Company. The Transaction will be submitted to the Company’s stockholders and Penn Virginia’s shareholders for their consideration. The Company and Penn Virginia may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of the Company and Penn Virginia. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that the Company or Penn Virginia may file with the SEC or send to stockholders of the Company or shareholders of Penn Virginia in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PENN VIRGINIA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Company or Penn Virginia through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at www.denbury.com or by directing a request to John Mayer, Director of Investor Relations, Denbury Resources Inc., 5320 Legacy Drive, Plano, TX 75024, Tel. No. (972) 673-2000. Copies of documents filed with the SEC by Penn Virginia will be made available free of charge on Penn Virginia’s website at www.pennvirginia.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Penn Virginia Corporation, 16285 Park Ten Place, Houston, TX 77084, Suite 500, Tel. No. (713) 722-6500. Participants in Solicitation The Company, Penn Virginia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction. Information regarding the Company’s directors and executive officers is contained in the proxy statement for the Company’s 2018 Annual Meeting of Stockholders filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing the Company’s website at www.denbury.com. Information regarding Penn Virginia’s executive officers and directors is contained in the proxy statement for Penn Virginia’s 2018 Annual Meeting of Stockholders filed with the SEC on March 28, 2018, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing Penn Virginia’s website at www.pennvirginia.com. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Penn Virginia expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward- looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of the Company may not approve the issuance of new shares of common stock in the Transaction or the amendment of the Company’s charter or that shareholders of Penn Virginia may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company’s common stock or Penn Virginia’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of the Company and Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities from ongoing business operations or cause them to incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s or Penn Virginia’s control, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.denbury.com and on the SEC’s website at www.sec.gov, and those detailed in Penn Virginia’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Penn Virginia’s website at www.pennvirginia.com and on the SEC’s website at www.sec.gov. All forward-looking statements are based on assumptions that the Company or Penn Virginia believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Penn Virginia undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.